Exhibit 32.1

MESA AIR GROUP, INC. AND ITS SUBSIDIARIES

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Mesa Air Group, Inc. (the "Company") on Form 10-Q for the period ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jonathan G. Ornstein, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §§ 1350, as adopted pursuant to §§ 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ JONATHAN G. ORNSTEIN
Jonathan G. Ornstein
Chairman of the Board and
Chief Executive Officer

Date: May 11, 2009